Exhibit 99.1

NXT Energy Solutions Announces Re-election of Directors
and Upcoming Conference Call

CALGARY, ALBERTA, July 10, 2014 - NXT Energy Solutions Inc. (“NXT” or the “Company”) (TSX-V:SFD; OTC:NSFDF) advises of the voting results for the election of its Board of Directors at its annual and special meeting of shareholders (“the AGM”) which was held in Santa Barbara, California on June 26, 2014.

Each of the six nominees proposed in the NXT Information Circular - Proxy Statement for the AGM for the Company’s fiscal year ended December 31, 2013 were re-elected as directors.  A total of 25,847,246 common shares ("Common Shares") of the Company, representing approximately 57.78% of the outstanding Common Shares, were represented in person or by proxy at the meeting.  Detailed results of the vote are as follows:

		% of	Votes	% of Votes
Director Nominee	Votes For	Votes For	Withheld	Withheld
George Liszicasz	14,466,458	99.37%	92,375	0.63%
Mickey Abougoush	14,185,259	97.43%	373,574	2.57%
John Agee	14,520,233	99.73%	38,600	0.27%
Charles Selby	14,327,959	98.41%	230,874	1.59%
Thomas E. Valentine	14,275,428	98.05%	283,405	1.95%
Krishna Vathyam	14,467,364	99.37%	91,469	0.63%

In addition, the motions to approve the re-appointment of KPMG LLP as the Company’s auditors and to ratify and approve NXT’s stock option plan were carried at the AGM.  A summary copy of the NXT management presentation made at the AGM is available on the Company’s website.

NXT also advises that it has granted a total of 55,000 incentive stock options (“Options”) to the members of its Board of Directors as part of the total compensation payable to the directors for the six month period ended June 30, 2014.  These Options are granted in accordance with the terms of NXT’s Stock Option Plan.  The Options shall have an exercise price of $1.39 per common share, a five year term to expiry on July 9, 2019, with entitlement to exercise the Options vesting immediately at the date of grant.

NXT will host an investor and media conference call on Thursday July 17, 2014 at 2:10 pm MST (4:10 pm EST) to discuss ongoing business initiatives and current plans.  Interested parties are invited to participate in this call, by using one of the applicable call-in numbers below:

1-877-385-4099, Toll Free (Canada & USA)
403-232-0994, Calgary
416-883-0133, Toronto
604-899-2339, Vancouver
514-395-9913, Montreal

When prompted for your Conference Access Code, please enter 4081632 followed by the # sign.

NXT is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT are described in its most recent MD&A for the year ended December 31, 2013 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

Greg Leavens                                                                George Liszicasz
V-P Finance & CFO                                                      President & CEO
NXT Energy Solutions Inc.                                         NXT Energy Solutions Inc.
(403) 206-0805                                                                (403) 206-0800
www.nxtenergy.com

Investor Relations
kin communications inc.
(604) 684-6730 / 1-866-684-6730
sfd@kincommunications.com
www.kincommunications.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC Exchange accept responsibility for the adequacy or accuracy of this release.